Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. Mirant cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Mirant’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and Mirant does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will deliver the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.

Below is a copy of a Mirant Employee Q&A document that was made available on Mirant’s internal website on May 19, 2010.

Transaction Questions

Last updated: 05/13/10

Location

1.	Why was Houston chosen as the headquarters location for GenOn? During any phase of negotiations was it ever considered to make Atlanta the headquarters?

As a merger of equals, both parties must make compromises. Only one corporate office is needed. The merits of both Houston and Atlanta were discussed and, after months of negotiations, the decision was made to locate the new company’s headquarters in Houston.

2.	Why will some of the Commercial organization remain here and not move with the rest of the company?

Mirant has a proven track record with its commercial organization, including its proprietary trading, and we don’t want to disrupt it.

Merger Transaction

3.	Is stockholder approval required for the completion of the merger?

Yes, the completion of the merger is subject to approval by stockholders of both companies. Each company will hold special meetings of their respective stockholders at which these approvals will be sought. In advance of these special meetings, Mirant and RRI will each send their stockholders a joint proxy statement/prospectus that will contain information on the proposals to be voted on as well as the details regarding the time, date and place of the special meetings.

4.	The e-mail message to employees states that “The transaction is expected to close before the end of 2010.” Does this mean the transaction from a business standpoint will close by the end of the year, or does it mean that Mirant’s office will be closed and all employees moved out by the end of the year?

The transaction is expected to close before the end of 2010. Before that time, it is business as usual, and our focus needs to continue to be on doing well everything we do. After we close the transaction, some jobs will end immediately and some will continue for a period of time after the closing date.

5.	Has any progress been made on the regulatory approvals required for the transaction?

Filings are in the process of being prepared for the Federal Trade Commission / Department of Justice. Filings have been made with the Federal Energy Regulatory Commission and the New York Public Service Commission.

Organizational Structure

6.	Who else is on the Integration Steering Committee besides Bill Holden and Mark Jacobs?

In addition to Bill and Mark, the other members of the Integration Steering Committee are Anne Cleary and Robert Gaudette of Mirant, and Mike Jines and Dave Freysinger of RRI.

7.	When will we hear more about the process the Integration Steering Committee will follow?

Details about the process will be communicated as soon as they are available.

8.	Will there be a rigid timeline for when these reviews must occur?

The Integration Steering Committee has already begun work on GenOn’s new organizational structure and will attempt to complete the project within 60 days from the date of the announcement, April 11.

9.	How will organizational changes be communicated to employees?

As decisions for GenOn’s organizational structure are determined, they will be communicated via e-mail from Mirant Employee Communications. Mirant’s objective is to keep employees informed as quickly as possible.

10.	Will I get severed at the end of the 60-day period during which GenOn’s organizational structure is decided?

All merger-related severances will not occur until after the transaction is closed. The only severances that may occur prior to the closing are those that are part of normal business operations.

11.	Will department heads work with their counterparts at RRI to assess possible savings?

This will be decided on a case-by-case basis. You should assume that you cannot contact your counterpart at RRI unless you are specifically directed to do so by the Integration Steering Committee.

12.	When will employee reductions start and how much advance notice will be given?

For those whose job will end because of the merger, the earliest they will end is at the closing date sometime later this year. Mirant will strive to give employees as much advance notice as possible.

13.	If I’m interested in being considered for a job in Houston and flexible as to which group I’m in, whom should I notify?

Please notify your manager and HR generalist as soon as possible if you are interested in pursuing a career opportunity with GenOn.

14.	Will there be a posting of open positions in the new company? What is the process for filling positions?

If you are interested in a potential position with GenOn, please notify your manager and HR generalist as soon as possible.

15.	Will Atlanta employees not continuing with GenOn be required to travel to Houston extensively in order to transition their job responsibilities or will Houston employees come here to learn their new roles or some combination?

We do expect some travel between locations; however, the transition process is not yet known.

16.	The Announcement did not state who would be Chief Information Officer (CIO) for GenOn. Has there been a decision on who will lead the IT integration and CIP compliance?

Yes, Donna Benefield will be Vice President and Chief Information Officer of GenOn.

17.	In the merger announcement, there was no mention of Jim Garlick, John O’Neal and Julia Houston. Is it safe to assume that they are not going to be offered positions at GenOn?

GenOn’s senior management team is comprised of individuals from each company. The final selections have nothing to do with individual job performance; rather, in this merger of equals, the senior management team of GenOn must reflect a balance between the senior management from both companies.

Jim will remain in his role as Senior Vice President of Operations until the transaction is closed. He will play a major role in figuring out what the operations organization will look like going forward.

John will remain in his role as Chief Commercial Officer until closing. John has agreed to stay on past the closing date if necessary to help transition his role to Robert Gaudette.

Julia will continue as General Counsel until closing.

18.	Have the new GenOn board members been determined?

Yes. Following the closing of the merger, each of Mirant and RRI will have five members on the Board of Directors, so it will be a 10-person board. For RRI, which currently has five directors, all five will become directors of GenOn. For Mirant, the five board members who will be directors of GenOn are Terry Dallas, Tom Johnson, Bob Murray, Bill Thacker and Ed Muller.

19.	The company we are merging with, are they union? Will we remain a union work force after the merge?

Some RRI Energy plants are unionized; others are not. GenOn will honor all union contracts.

20.	What does this merger mean for the plants?

For Mirant’s plants, the merger transaction will have little effect. There are no plans to close any of the plants.

Compensation and Benefits

21.	Can you please verify if the basic severance plan starts with four weeks or 12 weeks and then continue with the enhanced plan?

Please review Mirant’s Severance Policy located on the Policies site on MiraNet, for complete details about Mirant’s severance plans. The minimum severance an employee will receive is four weeks for basic severance and 12 weeks if the employee signs the waiver agreement to receive enhanced severance, which includes basic and enhanced benefits. The 12-week minimum is not in addition to four weeks of basic severance.

22.	Can we get some clarification on the published severance policy on MiraNet? There are a couple of options and it’s not clear how to tell which situation applies to which person.

The severance policy provides for basic and enhanced benefits. Basic severance is equal to four weeks’ straight time pay. There are two enhanced severance benefit formulas: one is based on length of service and the other is based on position in the company. Eligible employees receive the greater of the two enhanced benefit calculations. Individuals must sign a waiver to receive enhanced benefits.

23.	Will there be a retention plan for employees? If so, when will employees be notified whether they are part of that plan?

Yes. Eligible employees will be notified once retention decisions are made.

24.	If an employee is offered a job in Houston and doesn’t want to go, will he or she still be able to get a severance package?

Yes.

25.	If an employee takes a job before closing, will he or she still receive a severance package?

No. If an employee is severed, he/she will receive severance only if he/she stays as long as needed, which will be at least until closing and, for some, beyond closing.

26.	How will unvested stock options and restricted stock units be treated?

They will vest for everyone, whether they are staying with the company or not.

27.	What is going to happen to our pension?

The merger will have no impact on employee pensions.

28.	How long after I’m terminated can I continue under Mirant’s health plan if I pay the premium? Does it change based on the new healthcare law?

Terminated employees will be eligible for up to 18 months of COBRA coverage and may be eligible for up to a total of 36 months coverage under specified qualifying circumstances or as part of enhanced severance benefits. To receive enhanced severance benefits, employees must execute and not revoke the Election Form and Release Agreement required for enhanced severance benefits under the Severance Plan.

29.	How will terminations at different points this year affect flexible spending accounts?

Under Mirant’s current Flexible Spending Account plans, employees who are terminated in 2010 have until May 15, 2011 to file claims for expenses they incurred up to their termination date.

30.	Will relocation assistance be provided to those people who are offered a position in Houston?

Yes, relocation assistance will be provided.

31.	When an employee is severed, what happens to his/her accrued but unused vacation?

An employee’s unused accrued vacation will be paid to him or her.

RRI

32.	Who is RRI Energy? Did Reliant go bankrupt?

RRI Energy, Inc. owns and operates a diverse portfolio of power generation facilities in nine states and is one of the leading providers of electricity in competitive markets in the United States with a total operating capacity of more than 14,000 megawatts.

Reliant did not file for bankruptcy protection. It changed its name to RRI Energy, Inc. in connection with the sale of its Texas retail business as the transaction included the company brand name, Reliant Energy. The ticker symbol for the company’s common stock stayed the same (NYSE: RRI).

For more information about RRI Energy, please visit their website at www.rrienergy.com.

33.	What is the percentage of generation and fuel mix for RRI?

Please visit the Plant Operations page on RRI’s website for information on its generation and fuel mix.

34.	RRI’s assets include some of the kinds of plants we sold a few years ago because we didn’t think it made sense to have only a small position in a region. Why are we going back to this strategy?

It is not that the new company is changing strategy; rather, in a merger like this, each company takes the other as they find them. As plans move forward, the management team will figure out the best way possible to run the combined business.

General

35.	Our current Company policy prohibits managers from giving business references for current and former employees. Given the current circumstances, will there be any consideration for relaxing this policy so that employees searching for jobs may use other Mirant employees as a reference?

Mirant’s Employment Verification and References Program policy is in place because of legal problems that companies have had when giving references. Mirant will therefore continue to adhere to this policy.

Please consider using managers and colleagues from previous employers as referrals, as well as associates from professional organizations.

36.	Who named the new company? What was the thinking behind the new name?

A group from both companies worked on the new name. As with any name, there are different views. Think of it as “Generation On” — that is, carrying the message of being available and reliable.

37.	Will GenOn be a publicly traded company?

Yes.

38.	What outplacement services are available to Atlanta employees — and how soon can employees take advantage of these services?

We are reviewing our outplacement services. We plan to have outplacement services available to employees prior to the close of the transaction.

39.	Are there any restrictions on who I can work for once I have accepted the severance package (with enhanced benefits)? For example, do I have to wait six months before accepting a job with another firm in our industry?

There are no general restrictions on going to work for a competitor. However, employees cannot use information obtained during their employment with Mirant to benefit their new employers. Employees signed nondisclosure agreements to this effect when they were hired — and this is part of the severance waiver agreement, as well.